February 2, 2012

Cindy Rose

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Premier Funds (the “Registrant”)

1933 Act File No. 33-82366

1940 Act File No. 811-08690

Comment received during routine SOX review

Dear Ms. Rose:

Below is a summary of the comment I received from you on January 27, 2012 regarding the above-mentioned Registrant, together with our response. I would greatly appreciate your contacting me at 413-744-2399 as soon as possible if you have any further questions or comments. Thank you.

Comment

In reviewing the Registrant’s most recent annual report dated October 31, 2011, it appears that many of the fixed income Funds invest a significant percentage of their assets in Rule 144A securities. However, while some of these Funds have prospectus disclosure regarding Rule 144A securities, others do not. Please explain.

Response

We will review the Funds’ disclosures as to investment in Rule 144A securities with the Funds’ portfolio management teams, and will make any appropriate changes (including for purposes of consistency) to the disclosure in the Funds’ upcoming March 1 annual prospectus update. We note that disclosure as to a Fund’s investments in Rule 144A securities relates principally to the liquidity of the Fund’s portfolio securities, and each of the Funds currently provides disclosure as to liquidity risk among its principal risk factors.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jamie L. Bucci

Jamie L. Bucci

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company